UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

184499101

(CUSIP Number)

Lee Young

Legal Director, Corporate Transactions

TotalEnergies SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copy to:

Ryan J. Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TotalEnergies SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 64,039,752 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 46,795,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 64,039,752
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Constitutes (i) 46,795,005 shares of Common Stock that were purchased by TOTAL MARKETING SERVICES SAS (a direct wholly owned subsidiary of TotalEnergies SE) (“Purchaser,” and, together with TotalEnergies SE, the “Reporting Persons”) pursuant to a Stock Purchase Agreement, dated May 9, 2018 (the “Stock Purchase Agreement”), between Purchaser and Clean Energy Fuels Corp. (the “Issuer”) and (ii) 17,244,747 shares of Common Stock that are the subject of a Voting Agreement, dated May 9, 2018, among Purchaser, the Issuer and all of the Issuer’s directors and officers (the “Voting Agreement”), in favor of Purchaser. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer’s board of directors pursuant to Purchaser’s director designation rights under the Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2)

Based on 199,917,559 shares of the Issuer’s common stock issued and outstanding as of April 30, 2021, as set forth in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) on May 10, 2021.

1	NAMES OF REPORTING PERSONS: TOTAL MARKETING SERVICES SAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 64,039,752 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 46,795,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 64,039,752
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Constitutes (i) 46,795,005 shares of Common Stock that were purchased by Purchaser pursuant to the Stock Purchase Agreement and (ii) 17,244,747 shares of Common Stock that are the subject of the Voting Agreement. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer’s board of directors pursuant to Purchaser’s director designation rights under the Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2)

Based on 199,917,559 shares of the Issuer’s common stock issued and outstanding as of April 30, 2021, as set forth in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) on May 10, 2021.

The Schedule 13D filed on May 18, 2018 (the “Schedule 13D”), by TotalEnergies SE (formerly known as TOTAL SE), a European company (societas europaea or SE) under the laws of the Republic of France (“TotalEnergies”), and TOTAL MARKETING SERVICES SAS, a société par actions simplifiée organized under the laws of the Republic of France and a direct wholly owned subsidiary of TotalEnergies (“Purchaser,” and together with TotalEnergies, the “Reporting Persons”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Clean Energy Fuels Corp., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on June 14, 2018, is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”). Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D as previously filed.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons have sold and currently plan to continue to sell a portion of the shares of Common Stock beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to Rule 144.

Notwithstanding the foregoing, the Reporting Persons may modify their current plans depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, commodity prices, reinvestment opportunities and other factors deemed relevant by the Reporting Persons. As a result of the foregoing, subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer. Furthermore, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on June 4, 2021, the Reporting Persons are the beneficial owner of 64,039,752 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 64,039,752 shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on June 4, 2021 by (ii) 199,917,559 shares of Common Stock issued and outstanding as of April 30, 2021, as set forth in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) on May 10, 2021.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) The table below specifies the date, amount and weighted average per share price of shares of Common Stock sold by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons. All transactions reflected in the table below were effected in the open market on the NASDAQ Global Select Market. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during such 60-day period.

Reporting Person	Trade Date	Number of Shares	Price Per Share
TOTAL MARKETING SERVICES SAS	April 28, 2021	250,000	$11.5510	(1)
TOTAL MARKETING SERVICES SAS	April 29, 2021	63,362	$11.5713	(2)
TOTAL MARKETING SERVICES SAS	April 30, 2021	93,947	$11.2737	(3)
TOTAL MARKETING SERVICES SAS	May 12, 2021	600	$8.4000	(4)
TOTAL MARKETING SERVICES SAS	May 14, 2021	200,000	$8.1771	(5)
TOTAL MARKETING SERVICES SAS	May 17, 2021	500,000	$8.0640	(6)
TOTAL MARKETING SERVICES SAS	May 18, 2021	500,000	$8.1320	(7)
TOTAL MARKETING SERVICES SAS	May 21, 2021	100	$8.0000
TOTAL MARKETING SERVICES SAS	May 24, 2021	37,073	$8.0220	(8)
TOTAL MARKETING SERVICES SAS	May 25, 2021	11,311	$8.0204	(9)
TOTAL MARKETING SERVICES SAS	May 26, 2021	337,626	$8.0240	(10)
TOTAL MARKETING SERVICES SAS	May 27, 2021	500,000	$8.0611	(11)
TOTAL MARKETING SERVICES SAS	May 28, 2021	32,239	$8.0329	(12)
TOTAL MARKETING SERVICES SAS	June 1, 2021	500,000	$8.0313	(13)
TOTAL MARKETING SERVICES SAS	June 2, 2021	500,202	$8.1400	(14)
TOTAL MARKETING SERVICES SAS	June 3, 2021	500,000	$9.2548	(15)
TOTAL MARKETING SERVICES SAS	June 4, 2021	34,831	$9.9419	(16)

(1)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $11.1400 to $11.7800 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(2)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $11.5000 to $11.8600 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(3)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $11.2000 to $11.5000 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(4)

These shares were sold in multiple transactions at a price of $8.4000 by TOTAL MARKETING SERVICES SAS. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold in each transaction. Per share prices exclude commissions.

(5)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $8.0000 to $8.3300 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(6)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $8.0000 to $8.1600 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(7)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $8.0000 to $8.2700 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(8)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $8.0000 to $8.0550 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(9)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $8.0000 to $8.0700 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(10)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $7.8600 to $8.1100 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(11)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $7.9000 to $8.1600 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(12)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $8.0000 to $8.1300 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(13)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $7.9000 to $8.1600 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(14)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $8.1000 to $8.2100 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(15)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $9.0000 to $9.7200 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(16)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $9.9000 to $10.1200 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2021	TotalEnergies SE

	By:	/s/ Aurélien Hamelle
	Name: Title:	Aurélien Hamelle General Counsel

TOTAL MARKETING SERVICES SAS

	By:	/s/ Eric Le Bouvier
	Name: Title:	Eric Le Bouvier Authorized Signatory